 Exhibit 99.1

August 15, 2017	TSX: GPR
For Immediate Release	NYSE MKT: GPL

NEWS RELEASE

GREAT PANTHER SILVER APPOINTS TWO NEW VICE PRESIDENTS

GREAT PANTHER SILVER LIMITED (TSX: GPR; NYSE MKT: GPL) (“Great Panther”; the “Company”) announces the appointments of Matthew Wunder as Vice President Exploration and Brian Peer as Vice President Operations, Mexico. While Mr. Wunder has already joined the Company, Mr. Peer’s appointment will be effective on August 20th.

Matt Wunder is a Professional Geologist and holds a Bachelor of Science degree in Geology from Western University in London, Ontario. He has 30 years of experience in the mining industry, including 15 years with Noranda Inc. and more than 10 years as a senior executive for several junior and mid-size companies. He has successfully led multiple discoveries throughout the Americas and was recognized and honoured as co-recipient of the Colin Spence award for Excellence in Global Mineral Exploration (AME BC, 2010). Over the coming weeks, Matt will transition to become the Qualified Person (QP) for Great Panther’s operating mines and development projects, succeeding Robert Brown who has retired. The Company would like to take this opportunity to thank Robert for his 12 years at Great Panther and his contribution in building the Company.

Brian Peer has more than 30 years of mining experience including 19 years in senior management.  Most recently, he was General Manager with Red Eagle Mining in Colombia, responsible for implementing new narrow vein mining methods. Previously, Brian held the position of Country Manager, Mexico for Alamos Gold, where he was responsible for the safe and efficient operation of two mines and the development of two additional underground mines.  Brian also worked for Coeur Mining and for ten years at Barrick Gold. He is a graduate from the University of Texas El Paso with a Bachelor of Science degree in Geology and is fluent in Spanish.

“I am really pleased that Matt and Brian have joined us to round out the senior executive team,” stated Robert Archer, President & CEO. “I am confident that, under the new leadership of incoming President & CEO, Jim Bannantine, Great Panther has a bright future.”

ABOUT GREAT PANTHER

Great Panther Silver Limited is a primary silver mining and exploration company listed on the Toronto Stock Exchange trading under the symbol GPR, and on the NYSE MKT under the symbol GPL. Great Panther's current activities are focused on the mining of precious metals from its two wholly-owned operating mines in Mexico: the Guanajuato Mine Complex, which includes the San Ignacio Mine; and the Topia Mine in Durango; and on advancing the development of the Coricancha Mine Complex in Peru. The Company’s activities also include the pursuit of additional mining opportunities in the Americas.

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Robert Archer

President & CEO

For more information, please contact:

Spiros Cacos

Director Investor Relations

Toll free:	1 888 355 1766
Tel:	+1 604 638 8955

scacos@greatpanther.com

www.greatpanther.com